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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended
December 31, 1999                             Commission File Numbers (33-61893)
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                   ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610

         (Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)


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                              REQUIRED INFORMATION

         The Robbins & Myers, Inc. Employee Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974.

         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Statements of Assets Available for Benefits - December 31, 1999 and 1998;

         (b) Statement of Changes in Assets Available for Benefits - for the year ended December 31, 1999;

         (c)      Notes to Financial Statements;

         (d)      Schedule of Assets Held for Investment Purposes - December 31,
                  1999;

         (e) Schedule of Reportable Transactions - for the year ended December 31, 1999; and

         (f)      Report of Independent Auditors.

         The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 33-61893) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Employee Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        ROBBINS & MYERS, INC. EMPLOYEE
                                   SAVINGS PLAN

                                        By /s/ Kevin J. Brown
                                               Name: Kevin J. Brown
                                               Title: Member, Corporate Benefits
                                                      Committee
                                               Dated: June 28, 2000



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                                INDEX TO EXHIBITS

         The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit
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(23)              CONSENT OF EXPERTS AND COUNSEL

                  23.1 Consent of Ernst & Young LLP.

(99)              ADDITIONAL EXHIBITS

                  99.1 Audited Financial Statement of Robbins & Myers, Inc. Employee Savings Plan as of December 31, 1999 and 1998 and for the year ended December 31, 1999.